DC

No Act

P.E. 1-8-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016566

March 7, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

Patrick Daugherty
Foley & Lardner
150 West Jefferson, Suite 1000
Detroit, MI 48226-4443

Re: Visteon Corporation
Incoming letter dated January 8, 2003

Dear Mr. Daugherty:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposal submitted to Visteon by Mark Latham. We also have received a letter from the proponent dated February 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham
268 Bush Street #3934
San Francisco, CA 94104

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

FOLEY & LARDNER
ATTORNEYS AT LAW

January 8, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Visteon Corporation - Commission File No. 001-15827***
Omission of Shareholder Proposal of Mr. Mark Latham
Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of our client, Visteon Corporation, a Delaware corporation ("Visteon"), we are submitting this notice of Visteon's intention to omit from its proxy materials for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") a proposal submitted by Mr. Mark Latham (the "Proposal").

Visteon's 2003 Annual Meeting is scheduled for May 14, 2003. Definitive copies of the 2003 Proxy Materials are expected to be mailed to stockholders and filed with the Commission pursuant to Rule 14a-6(b) on or about March 31, 2003.

Visteon intends to exclude the Proposal from its 2003 Proxy Materials in its entirety for each of the following, independently significant, reasons:

- the Proposal relates to an election of directors;
- the Proposal has been substantially implemented;
- the Proposal is vague and misleading;
- Visteon does not have the power and authority to implement the Proposal;
- the Proposal violates the Commission's proxy rules;

FOLEY & LARDNER
150 WEST JEFFERSON, SUITE 1000
DETROIT, MICHIGAN 48226-4443

TEL: 313.963.6200
FAX: 313.963.9308
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
313.442.6495

EMAIL ADDRESS
pdaugherty@foleylaw.com

CLIENT/MATTER NUMBER
036178-0106

020.37299.4

- the Proposal violates applicable Delaware law; and
- the Proposal relates to the ordinary business of Visteon.

I. BACKGROUND

By letter dated November 15, 2002, Mr. Latham requested that Visteon include the Proposal in its 2003 Proxy Materials. Mr. Latham amended the title of the Proposal in a letter to Visteon dated November 22, 2002. The amended Proposal provides in full as follows:

VOTING LEVERAGE PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decision. So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares.

Supporting Statement:

Institutional Investors that publish their voting decisions on the worldwide web include:

- *CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy*
- *Calvert Group at www.calvert.com/sri_2627.html*
- *Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting*
- *MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html*
- *Ontario Teachers' Pension Plan at www.otpp.com/web/website.nsf/web/cg+introduction*
- *Pax World Fund at www.paxfund.com/proxyvote4.htm*

In particular, Calvert Group and Domini Social Investments published voting decisions for last year's Visteon Corporation proxy.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book Watching the Watchers, *along with shareowners' "free rider" and "rational ignorance" problems.*

The potential benefits of this proposal are discussed in the article "The Internet Will Drive Corporate Monitoring" published in the journal Corporate Governance International *(June 2000); also available on the web at www.corpmon.com/IntCM.htm.*

Although the Proposal is drafted to request that Visteon's board of directors "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decision," the remaining language of the Proposal, as well as the supporting statement, suggest that Visteon should modify its proxy card to include a separate box on the card in which a stockholder could direct that his or her shares be voted in accordance with the vote of an institutional investor. Although some of the analyses contained in this letter address each aspect of the Proposal separately, we also believe the Proposal is a unitary whole and should be excluded in its entirety.

On behalf of Visteon, we assert that the Proposal may lawfully be excluded from the 2003 Proxy Materials pursuant to the following provisions of the Commission's proxy rules:

A. Rule 14a-8(i)(8), because the Proposal relates to an election of directors;

B. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

C. Rule 14a-8(i)(3), because the Proposal is vague and misleading;

D. Rule 14a-8(i)(6), because Visteon does not have the power and authority to implement the Proposal;

E. Rule 14a-8(i)(3), because the Proposal violates the Commission's proxy rules;

F. Rule 14a-8(i)(2), because the Proposal violates applicable Delaware law; and

G. Rule 14a-8(i)(7), because the Proposal relates to the ordinary business of Visteon.

To the extent that this letter is based on matters of Delaware law, this letter also constitutes an opinion of counsel (Foley & Lardner) given pursuant to Rule 14a-8(j)(2)(iii).

II. LEGAL ANALYSIS

A. The Proposal relates to an election of directors and therefore may be omitted under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits the omission of a shareholder proposal relating to an election for membership to the company's board of directors. The principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature" since other proxy rules are applicable to such campaigns. Release No. 34-12598 (July 7, 1976) (pages 23-24). Interpreting this rule, the Staff has permitted exclusion of shareholder proposals not only where they directly related to an election of directors, but also where the supporting statements contained recommendations regarding an election of directors. In Lucent Technologies, Inc. (Nov. 3, 1998), the supporting statement asked that shareholders "place an 'X – Against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the proposal could be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(8) unless the proposal were revised to delete the quoted language. *See also* Phillips-VanHeusen Corporation (Apr. 6, 1999), Crown Cork & Seal Co., Inc. (Feb. 24, 1999) and Entergy Corporation (Jan. 19, 1999) (all permitting exclusion of the same proposal, absent revision).

The Staff has also permitted omission of shareholder proposals that attempted to establish procedures that might affect or influence the election of individual director nominees. For example, in Amoco Corporation (Feb. 14, 1990), the Staff permitted exclusion of a shareholder proposal allowing shareholders to include in the company's proxy materials shareholder nominees for director, stating, "this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections to the board." In Citigroup, Inc. (Feb. 24, 2000), the Staff permitted exclusion under Rule 14a-8(i)(8) of a proposal submitted by Mr. Latham seeking to require the company to hire a proxy advisory firm chosen by the stockholders to provide proxy analysis on all issues raised in connection with the company's proxy materials. *See also* Pfizer, Inc. (Feb. 22, 2000) (considering and permitting exclusion under Rule 14a-8(i)(8) of the same proposal).

The Proposal and Mr. Latham's supporting statement contain numerous statements advocating that stockholders not vote in favor of Visteon's nominees for director. For example, the second recital of the Proposal states that stockholders "prefer not to always follow directors' recommendations, because of possible conflicts of interest." Also, in the supporting statement, the third and fourth paragraphs assert that there are conflicts of interest between the stockholders and the board, that stockholder voting is necessary to resolve these conflicts and that "competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board."

By implying that there is a conflict of interest between the directors and the stockholders of Visteon and advocating that stockholder voting should be more independent of the board of directors, Mr. Latham is advocating that stockholders not vote in favor of Visteon's nominees for director. He is thus attempting to affect the election for membership on Visteon's board of directors. Accordingly, Visteon may exclude the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(8).

B. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a shareholder proposal to be excluded from a proxy statement "if the company has already substantially implemented the proposal." Under former Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10), no-action letters were granted only when a shareholder proposal had already been fully effected. In 1983, the Commission announced a new interpretive position allowing companies to omit shareholder proposals that had already been "substantially implemented by the issuer." Release No. 34-20091 (Aug. 16, 1983) (pages 19-20). The reason for the change was to make application of the provision more subjective, as the "previous formalistic application of [Rule 14a-8(c)(10)] defeated its purpose." *Id.* at 20. Former Rule 14a-8(c)(10) was revised and renumbered in 1998 to reflect this interpretation (Release No. 34-40018 (May 21, 1998)).

Interpreting the "substantially implemented" standard, the Staff has said that "a determination that [a company] has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). Thus, the Staff will consider whether a company has satisfactorily addressed the major issues and themes underlying the proposal, rather than limiting its review to whether a company has complied with the proposal on a point-by-point basis. In The Limited, Inc. (Mar. 15, 1996), the Staff permitted exclusion of a shareholder proposal pursuant to Rule 14a-8(c)(10) where the company had adopted, published and implemented a policy addressing the matters underlying the proposal and represented that the company's management was willing to discuss with interested shareholders the matters addressed in the proposal. In The Home Depot, Inc. (Mar. 28, 2002), the Staff permitted exclusion of a proposal requesting reinstatement of a simple majority on all issues subject to a shareholder vote where The Home Depot's proxy material was to include the company's proposal to amend the certificate of incorporation to eliminate all super-majority provisions applicable to voting of the company's shareholders.

Here, the Proposal requests that Visteon's board of directors "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions." The Proposal also suggests that Visteon include a box on the proxy card enabling a stockholder to direct that his or her shares be voted in accordance with the vote of an institutional investor. The Proposal is excludable under Rule 14a-8(i)(10) because Visteon's stockholders are, in fact, able to conveniently imitate the voting decisions of Visteon's institutional investors if they so choose.

Mr. Latham states in the Proposal that several institutions publish their voting decisions on their websites more than one week before voting deadlines. Visteon's stockholders are able to submit their proxies until the time that the polls close at the stockholders' annual meeting by calling a toll-free telephone number or by submitting their proxies via the Internet. See Visteon's proxy card from last year's annual meeting, enclosed with this letter, containing instructions for all methods by which a stockholder might submit the proxy card. Since institutions' voting decisions are readily available on the World Wide Web well in advance of Visteon's voting deadline, Visteon's stockholders may easily access the websites of various institutional investors to review those institution's voting decisions before submitting their own proxies via the Internet or toll-free telephone call. Visteon's stockholders have had the ability to submit their proxies via the Internet or toll-free telephone call since Visteon's first annual meeting of stockholders in May 2001. Visteon intends to continue to provide its stockholders with the opportunity to submit their proxies via the Internet or toll-free telephone call for the 2003 annual meeting, as well as for all subsequent meetings of stockholders.

By providing means by which stockholders may easily and conveniently submit their proxies until the polls close on the day of the stockholders' meeting, Visteon has, in fact, satisfactorily addressed the issues raised in the Proposal by implementing means by which stockholders may "conveniently imitate an institutional investor's voting decisions." Therefore, the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. Statements made in the Proposal are false, vague and misleading in violation of Rule 14a-9 and therefore may be omitted pursuant to Rule 14a-8(i)(3).

1. The Proposal is so indefinite and vague that it is misleading under Rule 14a-9. Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." In several instances, the Staff has determined that a shareholder proposal is so indefinite and vague that it is misleading under Rule 14a-9. *See* E.I. du Pont de Nemours and Company (Feb. 13,

1992), The Adams Express Company (Jan. 10, 2000), Pinnacle West Capital Corporation (Mar. 19, 1990) and Niagara Mohawk Power Corporation (Feb. 16, 1990).

As explained below, each of the following statements contained in the Proposal is false, vague or misleading:

- "[S]hareowners should have the right to vote any way they want."

- "[M]any individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest."

- "One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board."

- "The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' 'free rider' and 'rational ignorance' problems."

First, Mr. Latham suggests that stockholders of Visteon cannot vote in any manner they want. This is false because it suggests that restrictions are imposed on stockholder voting. The truth is that stockholders may vote in any lawful manner they choose.

Second, Mr. Latham suggests that voting recommendations made by the directors are not the "best" voting decisions for the stockholders and that the interests of the board of directors in general conflict with the interests of the stockholders. Mr. Latham offers no factual basis for these assertions. He implies, without foundation, that the board is intentionally misleading Visteon's stockholders when it makes its voting recommendations to them.

The Proposal is also misleading because the reference to stockholders' "free rider" and "rational ignorance" problems is irrelevant to the subject matter of the Proposal. On a number of occasions, the Staff has permitted companies to exclude language contained in supporting statements where such language is irrelevant to the subject matter of the proposal. For example, in Knight-Ridder, Inc. (Dec. 28, 1995), the Staff stated that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because the paragraphs could be "confusing and misleading to shareholders because they are unrelated to the subject matter of the proposal" regarding a shareholder rights plan. *See also* Freeport-McMoRan Copper & Gold Inc. (Feb. 10, 1997).

The Proposal also suggests that stockholders have no means by which to imitate the voting of an institution of their choice. This is misleading because, as explained above, Visteon has provided means by which its stockholders may vote until the polls close at the annual meeting. Stockholders can easily review the voting decisions of institutional investors and mimic those decisions if they so choose.

Finally, the supporting statement to the Proposal is misleading because it contains numerous references to third-party websites, as well as a book and an article written by Mr. Latham. In addition to violating Rule 14a-8(d), which limits a shareholder proposal and the supporting statement to a maximum of 500 words, the Staff has observed that a website reference contained in a proposal "may undermine the proxy process requirements of Rule 14a-8." The Emerging Germany Fund, Inc. (Dec. 22, 1998). This is because the content of a website is continually changing and, in addition, can be false and misleading because the truth and accuracy of the content cannot be verified. *See also* Templeton Dragon Fund, Inc. (June 15, 1998) and Pinnacle West Capital Corporation (Mar. 11, 1998). In Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999), the Staff permitted exclusion of references to newspaper articles contained in the proponent's support statement on the basis that such references were false and misleading under Rule 14a-9 and therefore could be excluded in reliance on Rule 14a-8(i)(3). Likewise, Mr. Latham's reference to a book discussing conflicts of interest among managers, directors and stockholders and "free rider" and "rational ignorance" problems is misleading and irrelevant to the subject matter of the Proposal.

2. The Proposal is so vague that it cannot be implemented. A proposal may be excluded under Rule 14a-8(i)(3) when it is "so vague and indefinite that neither shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the proposal." Archer-Daniels-Midland Company (June 21, 1991).

In this connection, the Proposal requests that Visteon "study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions." The Proposal also states that, "besides being offered a convenient choice of voting the entire proxy as the board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares." We submit that the board of directors would be unable to determine what would comprise a "study" or a "report" and to whom the report would be made. Furthermore, it is unclear what it means to "conveniently imitate" an institutional investor's voting, as what is "convenient" for one person might not be "convenient" for another person.

The Staff also has permitted the exclusion of proposals that do not specify the means for implementation. In Duquesne Light Company (Jan. 6, 1981), exclusion of a proposal relating to the establishment of a national utility shareholders union was permitted under Rule 14a-8(c)(3) (the predecessor to Rule 14a-8(i)(3)) where the proposal failed to state what role the company should take in implementing the proposal. The Staff stated that "the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast." In Wendy's International, Inc. (Feb. 6, 1990), the Staff permitted exclusion of a proposal requesting the board to "eliminate all anti-takeover measures previously adopted," stating that "the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure. In the Division's view the determination would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Committee if the proposal was implemented."

It is very unclear how Visteon would -- beyond permitting stockholders to submit proxies via telephone call or the Internet -- offer stockholders "a . . . convenient choice of voting the entire proxy the same way" an institutional investor votes. In the first place, which institutional investor would be selected for the other stockholders to imitate? Secondly, how would stockholder votes be tabulated at a stockholders' meeting? Visteon would be required to segregate the proxies that stated they should be voted the same way an institutional stockholder voted its shares until such time as Visteon could be certain how that institutional investor had voted. Effectively, Visteon would be required to perform a preliminary closing of the polls at a stockholders' meeting in order to have the voting "stand still," determine how an institutional investor had voted, and then re-open the polls for the purpose of tabulating the votes of the stockholders that had submitted proxies directing that their shares be voted the same way as the institutional investor votes. Besides being questionable under Delaware law, this would create a chaotic and confusing situation for the purpose of tabulating the votes.

For the reasons discussed above, the Proposal is vague and misleading, violates Rule 14a-9 and may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3). Alternatively, on our advice Visteon intends to delete each part of the Proposal quoted in this section, as well as the references to third-party websites, in the event that the Proposal is not excluded in its entirety.

D. The Proposal may be omitted under Rule 14a-8(i)(6), absence of power/authority.

1. The Proposal is so vague as to be beyond Visteon's power to effectuate. The Proposal may be excluded under Rule 14a-8(i)(6) because Visteon lacks "the power or

authority to implement the Proposal" if approved by the stockholders. This rule previously provided that a proposal could be omitted from proxy materials if the proposal were "beyond the issuer's power to effectuate" (former Rule 14a-8(c)(6)). The Staff said that a proposal could be beyond a company's power to effectuate if the proposal were "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal were adopted. International Business Machines Corporation (Jan. 14, 1992) (interpreting Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6)). In proposing revisions to the rules on shareholder proposals, the Commission commented that the revised Rule 14a-8(i)(6) was to be interpreted in the same manner as the prior rule. Release No. 34-39093 (Sept. 18, 1997) at 23.

As discussed above, because the Proposal is vague and indefinite, it is beyond Visteon's power to effectuate and therefore may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(6).

2. Modification of Proxies and Stockholder Voting is a Matter for State and Federal lawmakers. The Proposal would have Visteon study and report on stockholder voting issues and revise its proxy card. Far from being management and stockholder prerogatives, in the federalist system of laws governing a Delaware corporation, these matters are to be addressed by the Delaware legislature and the Commission. Delaware statutes and the Commission's proxy rules combine to establish the means by which a stockholder authorizes another person to act on the stockholder's behalf, as a proxy, as well as the manner in which the proxy card of an issuer registered with the Commission must be configured. It is beyond Visteon's power and authority to revise the law with respect to proxies, proxy cards and stockholder voting. Because the matters contemplated by the Proposal are beyond Visteon's power and authority, it would be a waste of corporate resources to study and report on them. Thus, the Proposal is beyond Visteon's power to effectuate and may be omitted under Rule 14a-8(i)(6).

E. The Proposal violates the proxy rules and therefore may be excluded under Rule 14a-8(i)(3).

The Proposal violates several proxy rules, as discussed below, and thus may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. Violation of Rule 14a-4, Requirements as to Proxy. Rule 14a-4 sets forth the requirements for proxies provided to shareholders. The Proposal violates Rule 14a-4 in two ways, as discussed below.

a. Violation of Discretionary Authority Rule. Rule 14a-4(b)(1) states that "[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case." In asking that

Visteon revise its proxy card to provide a means by which stockholders can imitate the voting of a particular institutional stockholder, the Proposal could be construed as granting discretionary authority to Visteon's proxies to vote the stockholder's shares the same way as an institutional investor votes. Because Visteon would not know at the time that the proxy materials are compiled, however, how any institutional investor will vote, Visteon would be unable to disclose in the proxy materials how it would exercise that discretionary authority. Accordingly, the Proposal violates Rule 14a-4(b)(1) and may be omitted from the 2003 Proxy Materials.

b. Violation of Proxy Card Format Rule. Rule 14a-4(b)(1) also states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes *a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein* as intended to be acted upon, other than election to office" (emphasis added). Rule 14a-4(b)(2) states that, with respect to the election of directors, the proxy card must provide a means by which shareholders can withhold authority to vote for each nominee. The proxy may confer discretionary authority to vote on certain matters as set forth in Rule 14a-4(c). Thus, Rule 14a-4 clearly specifies the form that the proxy card must take and the voting choices to be provided to shareholders on the proxy card.

In the Proposal, Mr. Latham suggests that, "besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares." Mr. Latham thus suggests that an additional voting choice be added to Visteon's proxy card. Rule 14a-4 simply does not permit additional voting choices beyond those set forth in the Rule. Therefore, the Proposal violates Rule 14a-4 and may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. Violation of Rules 14a-3, 14a-4 and 14a-5 relating to solicitation of proxies. The Proposal would have Visteon provide a means on the proxy card by which a stockholder could elect to have his or her shares voted the same way as a particular institutional investor. This could be construed as the *de facto* nomination of a particular institutional investor to act as a proxy for the stockholder. The effect of the Proposal would therefore be a stockholder solicitation of proxies under cover of Visteon's own proxy solicitation. To allow stockholders to utilize Visteon's proxy in lieu of conducting a shareholder solicitation in accordance with the proxy rules would be to permit circumvention of the proxy rules.

Rule 14a-1(l)(1), clauses (i) and (iii), states that a solicitation includes "any request for a proxy whether or not accompanied by or included in a form of proxy" and "a furnishing of a form of proxy or other communication to securityholders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." When a solicitation is made, the person or company making the solicitation must comply with Rules

14a-3, 14a-4 and 14a-5, which apply "to every solicitation of a proxy with respect to securities registered pursuant to Section 12" of the Securities Exchange Act of 1934.

The Proposal violates the proxy rules because it would enable a particular institutional investor, in essence, to solicit proxies without complying with the disclosure requirements and procedural safeguards of the proxy rules. In contrast, if a shareholder desires to solicit proxies from a corporation's shareholders, the means by which a shareholder may do this are clearly set forth in the Commission's proxy rules. The Staff has previously held that proposals submitted under Rule 14a-8 that would, if included in a company's proxy materials, circumvent the requirements of the proxy rules may be excluded under Rule 14a-8(i)(3). For example, in Nortek Inc. (Aug. 13, 1996) (interpreting Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)), the Staff permitted exclusion of so much of a shareholder proposal as was deemed to amount to a solicitation contesting an election.

In addition to conflicting with Rule 14a-1(l)(1), the Proposal undermines the policy considerations underlying the Commission's proxy rules. In Release No. 34-31326 (Oct. 6, 1992) (emphasis added) at pages 9-10, adopting amendments to the rules regarding solicitation and communications between shareholders, the Commission stated:

> Prior to a shareholder granting the legal power to someone else – whether management or an outsider – to vote his or her stock, the shareholder needs to know what matters will be voted on, *and how the recipient of the proxy intends to vote the shareholder's shares* . . . . Thus, the description of the matters to be brought before a meeting for a vote (including the election of directors), the material information related to all such matters (including any substantial interest the soliciting person has in the subject matter of the vote), *and the specifics on how the proxy recipient proposes to vote on behalf of the proxy giver unless otherwise instructed are core information critical to shareholders as part of the proxy process.*

A Visteon stockholder presented with a proxy containing an additional choice to vote the stockholder's shares in accordance with the vote of a particular institutional investor would have no information in the proxy materials regarding how that institutional investor intended to vote. The stockholder would, therefore, not know how the shares would be voted with respect to the matters presented in the proxy statement, if the stockholder directed that the shares be voted as the institutional investor voted. Thus, the Proposal violates Rules 14a-3, 14a-4 and 14a-5, specifying the information to be furnished to shareholders with a solicitation, as well as the policy considerations underlying these rules, and so the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

3. Violation of Rule 14a-9, False or Misleading Statements. The Proposal violates Rule 14a-9 and therefore may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

In this connection, the Proposal would have Visteon provide to its stockholders a means by which the stockholders could imitate a particular institutional investor's voting decisions. As noted above, however, at the time the proxy materials are printed and mailed to stockholders, Visteon does not know the manner in which any institutional investor will vote. Therefore, Visteon can provide no information to the stockholders regarding how any particular institutional investor intends to vote on the proposals contained in the proxy materials.

Rule 14a-9(a) states that no solicitation shall be made by means of a proxy statement or form of proxy "which omits to state any material fact necessary in order to make the statements therein not false or misleading with respect to any material fact . . . ." The policy underlying Rule 14a-9 is clearly stated in Release No. 34-39093 (Sept. 18, 1997), in which the Commission proposed amendments to Rule 14a-8. Under Rule 14a-9, "companies must provide shareholders with sufficient information to make informed voting decisions as well as a meaningful opportunity to review the information" (page 81). Under the Proposal, Visteon's proxy materials would not provide sufficient information to its stockholders to make a meaningful, informed decision regarding whether the stockholder should or should not follow the voting decision of an institutional investor.

In addition to the fact that Visteon's stockholders would not have information regarding how the specified institutional investor intended to vote its shares, the individual stockholders also would have no means by which to evaluate whether the interests of the institutional investor and other bases for the institution's voting decisions corresponded to their own interests. The Proposal falsely suggests that the interests of all stockholders, be they individuals or institutions, are alike. By not acknowledging that an institutional stockholder's interests may vary significantly from the interests of individual stockholders, the Proposal neglects to state a material fact necessary to make the other statements in the Proposal not misleading, further violating Rule 14a-9. Thus, as a violation of Rule 14a-9, the Proposal may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

F. The Proposal violates Delaware law and therefore may be omitted under Rule 14a-8(i)(2). Bnd

Implementing the Proposal would cause Visteon to violate applicable Delaware law. Therefore, Visteon may properly omit the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(2), permitting exclusion of proposals that would, if implemented, cause a company to violate any law to which the company is subject.

The Proposal suggests that Visteon's proxy be revised so that stockholders "could be offered a . . . convenient choice of voting the entire proxy the same way the Calvert Group votes its shares." The Proposal mischaracterizes the proxy card as a ballot upon which a stockholder casts a vote. The proxy card is not a ballot; rather, it is evidence of an agency relationship that has been established between the stockholder and the stockholder's proxy. Thus, the revision to the proxy card suggested by the Proposal would essentially result in the nomination of a particular institutional investor to act as a proxy for the stockholder executing the proxy card. If a stockholder desires to appoint a proxy other than a person listed on a company's proxy card, however, that agency relationship must first be established by the stockholder and the chosen proxy; under Delaware law, the stockholder cannot utilize the company's proxy card to establish the agency relationship. In *Duffy v. Loft*, 17 Del. Ch. 140, 147-48 (1930), *aff'd.* 17 Del. 376 (1930), the court stated, "The paper writing which we call a proxy is nothing more than evidence of a relationship. It is not the relationship. It simply testifies that A. has constituted B. his agent to act for him in a vicarious capacity. The producing of the proxy is not the creation of the agency. It is only proof of it to the satisfaction of others."

Indeed, an agency relationship cannot be created where the agent is unaware of the fact that he, she or it is to act on behalf of another. "It is the law that an agency relationship does not exist unless there is a manifestation by the principal that the agent act for him in accomplishing some undertaking, the agent accepts the undertaking, and there is an understanding between the parties that the principal is to be in control of the undertaking." *Marshal v. University of Delaware*, 1986 WL 11566, *10 (Del. Super. 1986) (unpublished) (citing *Restatement (2nd) of Agency* §1 (1958)). Further, section 212(c)(2) of the Delaware General Corporation Law ("DGCL") states that "[a] stockholder may authorize another person or persons to act for such stockholder as proxy *by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy* or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission . . ." (emphasis added). Delaware law clearly requires that the person who will act as the proxy will receive notice of such relationship from the stockholder. If the Proposal were implemented as suggested by Mr. Latham, however, an institutional investor would have no knowledge that it had been nominated as a proxy for other stockholders, violating Delaware law.

Furthermore, under Delaware law, once the agency relationship is created, the proxy holder as agent has a duty to act in strict accordance with the authority granted by the principal and in a fiduciary capacity. *Rice and Hutchins, Incorporated. v. Triplex Shoe Company*, 16 Del. Ch. 298, 309 (1929), *aff'd.* 17 Del. Ch. 356 (1930). Under the Proposal, the institutional stockholder would have no knowledge that it had been selected to act as a proxy for a stockholder, resulting in a situation where an institutional investor could be subject to fiduciary duties without having accepted the responsibility of acting as an agent for another stockholder.

For these reasons, it is our opinion that the implementation of the Proposal would cause Visteon to violate Delaware law. Therefore, Visteon may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(2).

G. The Proposal is excludable under Rule 14a-8(i)(7) because it relates to Visteon's ordinary business.

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In several no-action letters, the Staff has permitted exclusion of proposals relating to shareholder associations on the basis that these proposals dealt with matters relating to the conduct of a company's ordinary business. For example, in Boston Edison Company (Jan. 6, 1984), a proposal regarding the establishment of a shareholder association was excluded on the basis that the proposal involved the company's ordinary business operations. This no-action letter was issued under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7). In the adopting release for Rule 14a-8(c)(7), the Commission stated that proposals could be omitted under the ordinary business exclusion even where the proposal has requested the issuer to prepare reports on aspects of its business or to form a special committee to study a segment of its business. Release No. 34-20091 (Aug. 16, 1983). See also The Southern Company (Feb. 8, 1984) and Dominion Resources, Inc. (Jan. 30, 1985), each permitting the exclusion of a proposal recommending that the board of directors investigate the establishment of a shareholders' association.

The Proposal is analogous to proposals described above in that the Proposal requests Visteon to implement a study and report on the results of the study with respect to stockholder voting. This relates to Visteon's ordinary business. Accordingly, we believe that the Proposal can be excluded from the 2003 Proxy Materials on the basis of Rule 14a-8(i)(7).

III. NO-ACTION LETTER REQUEST

For the reasons stated above, we hereby respectfully ask the Staff to confirm to us that it will not recommend enforcement action against Visteon to the Commission should Visteon omit the Proposal from its 2003 Proxy Materials. Should the Staff determine preliminarily not to take a no-action position, we hereby respectfully request that we be notified and that we be given a chance to discuss the matter by telephone before a final determination is issued.

Enclosed, pursuant to Rule 14a-8(j)(2), are six copies of the Proposal and five additional copies of this letter. As required by Rule 14a-8(j)(1), a copy of this letter also is being sent to Mr. Latham.

Please call Patrick Daugherty of this firm at 313.442.6495 or, in his absence, Yvette M. VanRiper at 313.442.6402, should you have any questions concerning this request.

Very truly yours,

FOLEY & LARDNER

By Patrick Daugherty /jsc
Patrick Daugherty

Visteon

Visteon Corporation

Proxy solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders

The undersigned hereby appoints Daniel R. Coulson and Stacy L. Fox, or either of them, proxies with power of substitution, to vote all the shares of the Common Stock which the undersigned is entitled to vote on all matters, unless the contrary is indicated on the reverse side hereof, which may come before Visteon's Annual Meeting of Stockholders to be held at the Copley Theatre, 225 Claredon Street, Boston, Massachusetts at 10:00 a.m., eastern daylight savings time, on May 8, 2002, and at any adjournment thereof.

The proxies shall vote the shares represented by this proxy in the manner indicated on the reverse side hereof. Unless a contrary direction is indicated, the proxies shall vote the shares (a) "FOR" the election as directors of all the nominees named in the Proxy Statement or any other person selected by the Board of Directors in substitution for any of the nominees (Proposal 1), (b) "FOR" Proposal # 2 and (c) "AGAINST" Proposals # 3 and 4, each of which is set forth in the Proxy Statement.

ADDRESS CHANGE: PLEASE NOTE CHANGE HERE AND MARK BOX ON REVERSE SIDE

(Continued and to be signed on reverse side)

▲ **Detach Proxy Card Here If You Are Voting by Mail and Return in Enclosed Envelope** ▲

Visteon

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: **WEDNESDAY, MAY 8, 2002**
TIME: **10:00AM EASTERN DAYLIGHT TIME**
LOCATION: **THE COPLEY THEATRE**
225 CLAREDON STREET
BOSTON, MASSACHUSETTS USA

To Visteon Stockholders,

We invite you to attend our 2002 Annual Meeting of Stockholders at the Copley Theatre. At this meeting, you and the other stockholders will be able to vote on the following proposals, together with any other business that may properly come before the meeting:

1. *Elect two directors to three-year terms on the Board of Directors.* The board has nominated for re-election William H. Gray, III and Robert H. Jenkins, both current directors.
2. *Ratify the Board's appointment of PricewaterhouseCoopers LLP as the company's independent auditors for fiscal year 2002.* PricewaterhouseCoopers served in this same capacity in fiscal 2001.
3. *A stockholder proposal relating to the adoption of a stockholder rights plan.*
4. *A stockholder proposal relating to the adoption of a code for the company's international operations.*

You may vote on these proposals in person or by proxy. If you cannot attend the meeting, we urge you to vote by proxy, so that your shares will be represented and voted at the meeting in accordance with your instructions. (See the attached proxy statement for details on voting by proxy.) Of course, if you attend the meeting, you may withdraw your proxy and vote your shares. Only stockholders of record at the close of business on March 15, 2002, will be entitled to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

STACY L. FOX
Secretary

Dearborn, Michigan
April 9, 2002

X Please mark your votes as in this example.

5859

The Board of Directors recommends a vote "FOR" the Election of all Management Nominees, FOR Proposal # 2 and AGAINST Proposals # 3 & 4.

	FOR	WITHHELD
Proposal 1 - Election of Directors 01 William H. Gray III 02 Robert H. Jenkins	☐	☐

For, except vote withheld for the following nominee(s):

____

	FOR	AGAINST	ABSTAIN
Proposal 2 - Ratify Board's Appointment of Independent Auditors	☐	☐	☐
Proposal 3 - A Stockholder Proposal Relating to the Adoption of a Stockholder Rights Plan	☐	☐	☐
Proposal 4 - A Stockholder Proposal Relating to the Adoption of a Code for the Company's International Operations	☐	☐	☐

	YES	NO
I Plan to Attend the Annual Meeting	☐	☐
Discontinue Annual Report Mailings to this Account	☐	☐
Address Change (indicate new address in the box on the reverse side.)	☐	☐

SIGNATURE(S) ______________________ DATE ________

NOTE: Please sign exactly as the name appears above. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Visteon

Instructions for Telephone and Internet Voting

Available 24 hours a day, 7 days a week

On a touch-tone phone call toll-free 1-877-779-8683 (within the US and Canada) and you will hear these instructions:

- Enter the Voter Control Number as it appears on this proxy card followed by the pound sign (#)
- Enter the last four digits of your social security number followed by the pound sign (#)
- You will then have two options:
  OPTION 1: to vote all proposals in accordance with the recommendations of the Board of Directors
  OPTION 2: to vote each proposal separately
- Your vote will be repeated and you will be asked to confirm it

Log onto the Internet and type: www.eproxyvote.com/vc

- **Have your proxy card ready and follow the simple instructions**

Your electronic vote authorizes the named proxies to vote your shares to the same extent as if you marked, dated and returned the proxy card.

If you have voted by phone or Internet, you do not need to return your proxy card.

THANK YOU FOR VOTING

If you attend the meeting, please bring this stub as your Admission Ticket

I previously faxed this to (313) 755-2702 but am resending it to (313) 755-2342 just to make sure it gets there.

Please note that the revised title "Voting Leverage Proposal" supersedes the title in the version I faxed and Fedexed prior to November 22.

Thank you.

-- Mark Latham

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

November 22, 2002

BY FAX TO:
Company Secretary
Visteon Corporation
5500 Auto Club Drive
Dearborn, Michigan 48126
USA
Phone (800) 847-8366
Fax (313) 755-2702

RE: Revised shareowner proposal (only the title is changed)

Dear Sir:

Regarding the shareowner proposal I sent you a few days ago, I would like to change its title to "VOTING LEVERAGE PROPOSAL". I think this is much more descriptive than the previous title. So the revised proposal is as attached – only the title is changed. I consider the title to be part of the proposal, so I request that the title be included in the Company proxy (in upper case letters as shown) along with the rest of the proposal.

The submission deadline has not yet passed, so please accept this proposal with revised title in place of my previous submission.

Thank you.

Sincerely,

Mark Latham

VOTING LEVERAGE PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions. So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares.

Supporting Statement:

Institutional investors that publish their voting decisions on the worldwide web include:

- CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy
- Calvert Group at www.calvert.com/sri_2627.html
- Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting
- MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html
- Ontario Teachers' Pension Plan at www.otpp.com/web/website.nsf/web/cg+introduction
- Pax World Fund at www.paxfund.com/proxyvote4.htm

In particular, Calvert Group and Domini Social Investments published voting decisions for last year's Visteon Corporation proxy.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

The potential benefits of this proposal are discussed in the article "The Internet Will Drive Corporate Monitoring" published in the journal *Corporate Governance International* (June 2000); also available on the web at www.corpmon.com/IntCM.htm .

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

November 15, 2002

BY FEDEX AND FAX TO:
Company Secretary
Visteon Corporation
5500 Auto Club Drive
Dearborn, Michigan 48126
USA
Phone (800) 847-8366
Fax (313) 755-2702

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Company's next proxy statement.

As confirmed in the enclosed letter from my broker, I have owned at least 600 shares of Visteon Corporation stock for at least one year through today. I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $5 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA.

Sincerely,

Mark Latham

INDIVIDUAL SHAREOWNER VOTING PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions. So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares.

<u>Supporting Statement:</u>

Institutional investors that publish their voting decisions on the worldwide web include:

- CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy
- Calvert Group at www.calvert.com/sri_2627.html
- Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting
- MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html
- Ontario Teachers' Pension Plan at www.otpp.com/web/website.nsf/web/cg+introduction
- Pax World Fund at www.paxfund.com/proxyvote4.htm

In particular, Calvert Group and Domini Social Investments published voting decisions for last year's Visteon Corporation proxy.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

The potential benefits of this proposal are discussed in the article "The Internet Will Drive Corporate Monitoring" published in the journal *Corporate Governance International* (June 2000); also available on the web at www.corpmon.com/IntCM.htm .

TD WATERHOUSE

4075 Sorrento Valley Blvd.
San Diego, CA 92121

November 15, 2002

Mark Latham
Roth IRA Conversion
TD Waterhouse Bank Custodian
268 Bush Street #3934
San Francisco, CA 94104

Re: Account # 420-96074
File # 7989563

To Whom It May Concern:

This is to confirm that Mr. Mark Latham has continuously owned at least 600 shares of Visteon Corporation (VC) in his TD Waterhouse IRA account for at least one year through today.

Please call me at 1-800-934-4448 ext. 81651 if you have any questions regarding this matter.

Thank you,

Todd Iacometti

Todd Iacometti
Customer Relationship Management
San Diego

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

February 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to Visteon Corporation**

Ladies and Gentlemen:

I am writing in response to the January 8, 2003 letter (the "Visteon Letter") submitted to the Commission by Mr. Patrick Daugherty on behalf of Visteon Corporation ("Visteon" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2003 annual meeting a shareowner proposal (the "Proposal" or my "Proposal") submitted by me. The Proposal (attached) would request the Company's Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions.

I apologize for the six week delay before this response to the Visteon Letter. I recognize the importance of timeliness in this process of determining the contents of Visteon's proxy, which must be mailed well in advance of the scheduled 2003 annual meeting. Unfortunately I was overseas during this period, and the Visteon Letter was only sent to my USA address on paper, not electronically as I had requested.

The Visteon Letter cites Rules 14a-8(i)(8) ('relates to director elections'), 14a-8(i)(10) ('substantially implemented'), 14a-8(i)(3) ('false or misleading'), 14a-8(i)(6) ('company lacks the power or authority'), 14a-8(i)(3) ('contrary to proxy rules'), 14a-8(i)(2) ('violates state law') and 14a-8(i)(7) ('ordinary business') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

A. Rule 14a-8(i)(8) – 'relates to director elections'

Since the Proposal only requests a study and report, it would not itself affect director elections. In its analysis and report, the Visteon Board could identify any potential problems regarding director elections and suggest ways to avoid such problems.

B. Rule 14a-8(i)(10) – 'substantially implemented'

The layout of a ballot can substantially affect the way people vote. In particular, many individual shareowners have little expertise in proxy voting matters, so that their voting is substantially affected by the choice (or lack of choice) of professional advice conveniently available to them. There is a substantial difference between the degree of convenience of director's recommendations in the proxy (the first and largest button shown in proxies at www.proxyvote.com) and institutional investor websites of which most shareowners are unaware. No Visteon Board report to shareowners has specifically addressed the feasibility of offering this convenient choice, so the Proposal has not been substantially implemented.

C. Rule 14a-8(i)(3) -- 'false or misleading'

Regarding "[S]hareowners should have the right to vote any way they want.": One "way" of voting is to check a convenient box (or click a web button) that votes the entire proxy as the directors recommend. Another "way" of voting could be to check a convenient box (or click a web button) that votes the entire proxy the way the Calvert Group votes it shares. The former is available; the latter is not. The Proposal makes clear that it is addressing degrees of convenience when distinguishing "ways" of voting.

Shareowners' "free rider" and "rational ignorance" problems are precisely the reasons why degree of convenience matters so much in proxy ballot design. As the Proposal's supporting statement states, these problems and directors' well-known general conflicts of interest are described in Monks' and Minow's 1996 book.

Neither I nor my Proposal imply that the Visteon board in particular is intentionally misleading shareowners. Misleading statements are made by some boards at some times, and it is difficult for me and other shareowners to know when this is happening and when it is not. Good corporate governance mechanisms are a kind of insurance against the general risk of deception.

In the Proposal, Visteon shareowners would be asking the Board for a study and report. Obviously this report would be made to the shareowners.

The Proposal specifies its meaning of "convenient" by analogy to the currently offered convenience of voting the entire proxy as the Board recommends.

I agree with the point raised in the Visteon Letter that there are many possible means of enabling shareowners to conveniently imitate an institutional investor's voting, and many possible institutional investors to imitate. That is why the Proposal requests a feasibility study rather than directly requesting implementation. The board can consider various possible means.

D. Rule 14a-8(i)(6) -- 'company lacks the power or authority'

As discussed above, the Proposal is specific enough that the Board can perform the study requested.

The Proposal does not request the Board to revise state and federal law. The requested feasibility study and report could, however, identify and recommend to legislators changes in the law, if any were necessary to permit such a convenient voting mechanism.

E. Rule 14a-8(i)(3) -- 'contrary to proxy rules'

The Proposal does not ask Visteon to revise its proxy card. The Proposal asks the Visteon Board to perform a study and report. Such a request does not violate proxy rules.

Furthermore regarding the discretionary authority rule, the Board study might find a way to provide convenient voting imitation without violating proxy rules, for example by enabling imitation only of institutions that post their voting decisions in advance of the voting deadline, so that shareowners can imitate those decisions without granting discretion to anyone.

Regarding the proxy card format rule, the Visteon Letter gives no basis for its claim that "Rule 14a-4 simply does not permit additional voting choices beyond those set forth in the Rule." The Visteon Letter only quotes a passage from the Rule stating that "[m]eans shall be provided in the form of proxy whereby [etc.]" which requires something but does not prohibit anything. There is nothing in the Rule that would prohibit all possible ways to allow convenient voting imitation. And in any case, the Rule certainly does not prohibit a study and report.

Regarding proxy solicitation: If the enabled imitation is only of institutions that post their voting decisions in advance of the voting deadline, it could let shareowners conveniently copy those decisions without having those institutions act as their proxy. Thus the voting form would not be soliciting proxy authority for those institutions.

The Board study could investigate the issues raised in the Visteon Letter, and may find ways to resolve the problems raised therein. If it finds that such problems can not be resolved, it would report accordingly. The report could recommend changes to the proxy rules. It could recommend using the worldwide web to let shareowners know specifically how any institution to be imitated is planning to vote.

Regarding Rule 14a-9: The Proposal does not suggest "that the interests of all stockholders, be they individuals or institutions, are alike." Similarly, the mere fact that directors give the same recommendations to all shareowners does not suggest that the interests of all shareowners are alike or identical to the interests of directors.

F. Rule 14a-8(i)(2) -- 'violates state law'

Delaware law allows directors to perform studies and make reports to shareowners, which is all the Proposal requests.

Furthermore, as described in part E above, enabling convenient imitation need not entail having institutional investors act as proxies.

G. Rule 14a-8(i)(7) – 'ordinary business'

The design of the proxy form distributed by the Board and the convenience of different voting options can affect the way shareowners vote. It is therefore a corporate governance issue of importance to shareowners in ensuring that their interests are conveyed in the voting results, rather than merely an "ordinary business" issue.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the Visteon Letter regarding exclusion of the Proposal from the Visteon proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA.

Very truly yours,

Mark Latham

cc: Mr. Patrick Daugherty (Foley & Lardner)

cc: Company Secretary (Visteon Corporation)

VOTING LEVERAGE PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Visteon Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions. So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy the same way the Calvert Group votes its shares.

Supporting Statement:

Institutional investors that publish their voting decisions on the worldwide web include:

- CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy
- Calvert Group at www.calvert.com/sri_2627.html
- Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting
- MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html
- Ontario Teachers' Pension Plan at www.otpp.com/web/website.nsf/web/cg+introduction
- Pax World Fund at www.paxfund.com/proxyvote4.htm

In particular, Calvert Group and Domini Social Investments published voting decisions for last year's Visteon Corporation proxy.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book Watching the Watchers, along with shareowners' "free rider" and "rational ignorance" problems.

The potential benefits of this proposal are discussed in the article "The Internet Will Drive Corporate Monitoring" published in the journal Corporate Governance International (June 2000); also available on the web at www.corpmon.com/IntCM.htm .

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated January 8, 2003

The proposal requests that the board of directors study and report on the feasibility of enabling shareholders to "conveniently imitate" an institutional investor's voting decision.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, the Division will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Visteon relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor